1-1


2013年中国B2C购物网站交易规模市场份额
yihaodian.com
vancl.com
1号店 1.5%
凡客诚品 0.7%
其他 8.6%
others
gome.com.cn
国美电商 1.8%
dangdang.com
当当网 1.9%
vip.com
唯品会 2.2%
amazon.cn
亚马逊中国 2.2%
suning.com
苏宁易购 4.3%
tencent B2C
腾讯B2C 6.4%
天猫 52.1%
tmall.com
JD.com
京东 18.3%
注释：1.B2C市场拥有复合销售渠道的运营商规模仅统计其与网络相关的销售额；2.苏宁易购包含旗下红孩子，腾讯B2C包含QQ网购及旗下易迅网，国美电商包含国美在线及库巴网。
来源：综合企业财报及专家访谈，根据艾瑞统计模型核算。
©2014.3 iResearch Inc.
www.iresearch.com.cn

Market Shares in terms of transaction volume of China B2C Online shopping websites in 2013


2013年中国自主销售为主B2C购物网站交易规模市场份额
newegg.cn
新蛋网 0.7%
其他 10.5%
others
vancl.com
凡客诚品 1.8%
yihaodian.com
1号店 3.8%
gome.com.cn
国美电商 4.0%
dangdang.com
当当网 4.8%
京东 46.5%
JD.com
vip.com
唯品会 5.5%
amazon.cn
亚马逊中国 5.7%
yixun.com
易迅网 5.9%
苏宁易购 10.8%
suning.com
注释：1.B2C市场拥有复合销售渠道的运营商规模仅统计其与网络相关的销售额；2.苏宁易购包含旗下红孩子，腾讯B2C包含QQ网购、QQ商城及旗下易迅网，国美电商包含国美在线及库巴网。
来源：综合企业财报及专家访谈，根据艾瑞统计模型核算。
©2014.3 iResearch Inc.
www.iresearch.com.cn

Market Shares in terms of transaction volume of China B2C Online shopping websites mainly engaged in direct sales in 2013

B2C市场集中度进一步提升，并购合作引起格局变化

从2012Q1-2013Q4的数据可以看出，B2C市场中，天猫和京东两家企业占据约70%的市场份额，在市场中占据绝对优势。自主销售为主的B2C市场中，京东位居第一，市场份额持续攀升。另外，易迅网、唯品会、1号店等企业增速明显，在市场中份额提升也较为明显。

从市场集中度来看，B2C市场中前10家核心企业的市场份额从2012Q1的85.6%提升到91.7%，自主式B2C中前9家核心企业的市场分额从2012Q1的80.9%提升到2013Q4的90.3%，无论是B2C市场还是自主销售为主的B2C市场，市场集中度均出现进一步提升。

艾瑞咨询认为，随着近期唯品会战略入股乐蜂网，腾讯入股京东，市场行业竞争加剧，格局稳中有变。此外，各企业战略发展侧重移动端并加大产业链整体布局，未来或将产生更多的合作并购，进一步推动行业格局转变。

2-1

艾瑞咨询：2013年中国网络购物行业PC端增速放缓，移动端爆发

来源：艾瑞咨询 作者：分析师 张尚丽 2014-3-17 15:24:53

网络购物市场增速放缓，但增速仍为社会消费品零售总额增速的3.4倍

根据艾瑞咨询即将发布的《2014年中国网络购物行业年度监测报告》，2013年，中国网络购物市场交易规模达到1.84万亿元，增长39.4%，与2012年相比，增速有所回落，但仍保持相对较快发展。2013年，网络购物交易额占社会消费品零售总额的比重达到7.9%，比去年提高1.6个百分点。

艾瑞数据显示，2013年中国移动网络购物交易额达1696.3亿元，增长168.6%，远高于网络购物整体及PC端网络购物增长，在网络购物市场整体中渗透率达到9.2%，较2012年提高4.4个百分点，未来增长潜力巨大。

China online shopping market transaction volume from 2010 to 2017


2010-2017年中国网络购物市场交易规模
80000
60000
40000
20000
0
75.3% 70.2% 68.3% 39.4% 31.5% 28.9% 21.5% 17.4%
2.9% 4.3% 6.3% 7.9% 9.1% 10.4% 11.5% 12.4%
4610.0 7845.3 13203.3 18409.5 24200.0 31190.0 37900.0 44500.0
2010 2011 2012 2013 2014e 2015e 2016e 2017e
网络购物交易规模（亿元） 增长率（%） 占社会消费品零售总额的比重（%）
注释：网络购物市场规模为C2C交易额和B2C交易额之和。
来源：综合企业财报及专家访谈，根据艾瑞统计模型核算。
©2014.3 iResearch Inc.
www.iresearch.com.cn


O2O时代
传统企业互联网化的策略
与营销实战培训
2014年4月11日 上海
Ads it

艾瑞研究

艾瑞咨询：2013年中国网络购物行业PC端增速...
艾瑞快评：中信银行联合"两马"发行虚拟信用...
艾瑞快评：网银钱包上线 京东全面构建金融生态
艾瑞咨询：2013房产电商丰收之年，行业发展...
艾瑞读财报：2013Q4去哪儿网营收2.5亿元，运...
艾瑞咨询：老马奋蹄，后生可畏—互联网金融开...
艾瑞快评：腾讯入股大众点评 资源整合布局O2O
艾瑞读财报：2013Q4携程营收14.4亿元，保持...

艾瑞专栏



微购物将并入微信 微信营销终成...
微信商城的推出，是腾讯甚至于微信应用的战略延续，也是对移动电子商务进步的又一推动。

"虚拟信用卡被叫停"无须过度解读 董阳
京东联姻腾讯后 一定会做的3件事 孙彤
安全不是互联网金融备受制约的主因 沈禄政
暂停虚拟信用卡及二维码支付后何时恢复...陈永东


2014
互联网研究方法分享会
满意度全流程管理
助力企业有效破解持续引流
与变现难题
4月2日

精彩图文


意外泄密 Win


腾讯股价两天蒸发774

3-1

i Research expects that the online shopping market transaction volume of China will exceed that of the US in 2013.

2012年中外电子商务行业发展状况比较

中美电子商务行业对比

中国网购规模接近美国，交易额渗透率已超越美国

2012年美国网购市场交易规模14090.9亿元，略高于中国。纵观历史数据，中国网购市场增速快于美国。艾瑞咨询预计，2013年中国网购市场交易额会超越美国。

与美国相比，中国网购市场具有起步晚、发展快的特点。2003年，美国网购交易额占社会消费品零售总额的比例为1.8%，而中国不足0.1%。但经过10年的发展，中国的网购交易额渗透率已超越美国，达6.2%。

2009-2016年中美网络购物交易规模对比



中韩电子商务行业对比
40000
32000
24000
16000
8000
0
9839.4
11079.8
12268.8
14090.9
16090.9
18217.5
20439.8
22753.5
2630.0
4610.0
7845.3
13030.3
18500.0
24500.0
30200.0
36000.0
2009 2010 2011 2012 2013e 2014e 2015e 2016e
美国网络购物交易额（亿元）
中国网络购物交易额（亿元）

2003-2012年中国和美国网购占社会消费品零售总额的比重



8.0%
6.0%
4.0%
2.0%
0.0%
1.8% 2.1% 2.5% 3.0% 3.4% 3.6% 4.0% 4.4% 4.7% 5.2%
0.0% 0.1% 0.2% 0.3% 0.6% 1.1% 2.1% 3.0% 4.3% 6.2%
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012
中国网购占社会消费品零售总额的比重（%）
美国网购占社会消费品零售总额的比重（%）

来源：中国数据来源于艾瑞咨询；美国数据来源于eMarketer。

3-1

The number of Chinese online shopping users has been 230 million in 2012, 80 million more than that of the US. However, the users penetration rate is only 45.5%, which is far less than that of the US.

2012年中外电子商务行业发展状况比较

中国网购用户基数大，但渗透率低

2012年中国网络购物用户达2.3亿人，比美国多0.8亿人，但用户渗透率只有45.5%，远低于美国。目前，我国网购用户多集中于一、二线城市，三、四线城市及村镇网购市场的可开发空间很大。

艾瑞咨询认为，物流配送和支付手段是网购市场最基础的环节。网购欲向小城市，甚至村镇下沉，需培养当地消费者的网购习惯和在线支付习惯，同时要加强物流建设。

Comparison of online shopping users scales and penetration rates of China and US from 2010 to 2016

2010-2016年美国与中国网购用户规模及渗透率对比



6
5
4
3
2
1
0
69.2%
70.3%
71.6%
73.0%
74.4%
75.6%
76.3%
32.9%
40.5%
45.5%
49.8%
53.2%
56.6%
58.2%
1.4
1.5
1.4
1.9
1.5
2.3
1.6
2.7
1.6
3.1
1.7
3.6
1.7
4.0
2010
2011
2012
2013e
2014e
2015e
2016e
US online shopping users penetration rate
China online shopping users penetration rate
美国网购用户规模（亿人）
美国网购用户渗透率（%）
中国网购用户规模（亿人）
中国网购用户渗透率（%）
Number of US online shopping users (0.1 billion)
Number of Chinese online shopping users (0.1 billion)

来源：中国数据来源于艾瑞咨询；美国数据来源于eMarketer。

4-1

2012年中国网络购物用户购物态度研究

用户在选择网购网站时最看重网站商品质量

2012年网购用户在选择购物网站过程中最看重的因素是“网站商品产品质量”，其占比在三成以上；其次才是商品的价格，占比19.1%；网站安全性及信誉、信用体制等因素合计占比超过20%。

Top factors considered by Chinese online shoppers when choosing shopping websites in 2012

2012年中国网购用户选择购物网站最看重因素


product quality 网站商品产品质量 33.0%
Cheaper prices 网站商品价格高低 19.1%
Accounts security 网站账号的安全性 10.4%
网站品牌信誉和商家信用体制 10.4%
网站退换货服务质量 5.9%
网站商品品类及品牌丰富度 4.4%
网站提供的支付方式种类及便捷性 3.7%
网站客户服务态度和水平 3.6%
网站配送服务质量 3.5%
网站配套服务完备性 2.6%
网站访问体验及其易用性 1.7%
网站营销和宣传 1.7%
0%
10%
20%
30%
40%
■百分比（%）

来源：N=3039；于2012年12月通过艾瑞iclick网上社区调研获得。

5-1

艾瑞咨询：2013年中国网络购物行业PC端增速放缓，移动端爆发

来源：艾瑞咨询 作者：分析师 张向丽 2014-3-17 15:24:53

网络购物市场增速放缓，但增速仍为社会消费品零售总额增速的3.4倍

根据艾瑞咨询即将发布的《2014年中国网络购物行业年度监测报告》，2013年，中国网络购物市场交易规模达到1.84万亿元，增长39.4%，与2012年相比，增速有所回落，但仍保持相对较快发展。2013年，网络购物交易额占社会消费品零售总额的比重达到7.9%，比去年提高1.6个百分点。

艾瑞数据显示，2013年中国移动网络购物交易额达1696.3亿元，增长168.6%，远高于网络购物整体及PC端网络购物增长，在网络购物市场整体中渗透率达到9.2%，较2012年提高4.4个百分点，未来增长潜力巨大。


2010-2017年中国网络购物市场交易规模
80000
60000
40000
20000
0
75.3% 70.2% 68.3% 39.4% 31.5% 28.9% 21.5% 17.4%
2.9% 4.3% 6.3% 7.9% 9.1% 10.4% 11.5% 12.4%
4610.0 7845.3 13203.3 18409.5 24200.0 31190.0 37900.0 44500.0
2010 2011 2012 2013 2014e 2015e 2016e 2017e
网络购物交易规模（亿元） 增长率（%） 占社会消费品零售总额的比重（%）
注释：网络购物市场规模为C2C交易额和B2C交易额之和。
来源：综合企业财报及专家访谈，根据艾瑞统计模型核算。
©2014.3 iResearch Inc.
www.iresearch.com.cn


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艾瑞研究

- 艾瑞咨询：2013年中国网络购物行业PC端增速...
- 艾瑞快评：中信银行联合“两马”发行虚拟信用...
- 艾瑞快评：网银钱包上线 京东全面构建金融生态
- 艾瑞咨询：2013房产电商丰收之年，行业发展...
- 艾瑞读财报：2013Q4去哪儿网营收2.5亿元，运...
- 艾瑞咨询：老马奋蹄，后生可畏—互联网金融开...
- 艾瑞快评：腾讯入股大众点评 资源整合布局O2O
- 艾瑞读财报：2013Q4携程营收14.4亿元，保持...

艾瑞专栏



两个案例，生鲜电商这样玩
对于生鲜而言这是一种即可以整体预售又可以增强互动的方式，没想到的是这种模式首先出现在了淘宝。

- 京东明修O2O栈道，暗渡三四线渠道陈仓 宗宁
- 阿里腾讯二维码被叫停后的利益博弈 王鹏飞
- 深度分析：京东做零售O2O的逻辑和潜... 黄渊普
- 一个电商人眼中的2014 许东


2014
互联网研究方法分享会
满意度全流程管理
助力企业有效破解持续引流与变现难题
4月2日

精彩图文



意外泄密 Win 腾讯股价两天蒸发774

5-1

percentages of online shopping transaction volume from pc-end and mobile-end in China from 2010 to 2017


2010-2017年中国网络购物交易额PC端和移动端占比
100%
80%
60%
40%
20%
0%
0.5%
1.5%
4.8%
9.2%
13.4%
16.8%
20.5%
24.2%
2010
2011
2012
2013
2014e
2015e
2016e
2017e
PC端网络购物交易额占比（%）
移动端网络购物交易额占比（%）
注释：2013年网络购物整体交易规模为18409.5亿，移动网络购物交易规模为1696.3亿。
来源：综合企业财报及专家访谈，根据艾瑞统计模型核算。
©2014.3 iResearch Inc.
www.iresearch.com.cn

Note: The gross transaction volume of online shopping in 2012 amounted to RMB 1,840.95 billion. The transaction volume of online shopping from mobile-end amounted to RMB169.63 billion.

B2C在网络购物市场中份额持续攀升，预计2017年超过C2C相应占比

艾瑞咨询数据显示，2013年中国网络购物市场中B2C交易规模达6661.1亿元，在整体网络购物市场交易规模的比重达到36.2%，较2012年的30.5%增长了5.7个百分点。从增速来看，B2C市场增长迅猛，2013年中国网络购物B2C市场增长65.2%，高于网络购物行业整体及C2C市场增速，B2C市场将继续成为网络购物行业的主要推动力。预计到2017年，B2C在整体网络购物市场交易规模中的比重将超过C2C，达到52.7%。


2010-2017年中国购物网站细分结构市场份额变化情况
100%
80%
60%
40%
20%
0%
86.3%
74.7%
69.5%
63.8%
59.5%
54.8%
50.4%
47.3%
2010
2011
2012
2013
2014e
2015e
2016e
2017e
B2C占比（%）
C2C占比（%）
来源：综合企业财报及专家访谈，根据艾瑞统计模型核算。
©2014.3 iResearch Inc.
www.iresearch.com.cn

B2C市场呈现出“两超多强”局面，目前行业格局稳定

2013年B2C市场格局方面，天猫市场份额比2012年略有提升，以过半的市场份额继续领跑B2C市场。而在以自主销售为主的B2C市场中，京东以46.5%的份额一路领先，优势明显；苏宁易购市场份额达到10.8%，位居自主销售为主B2C市场的第二。其它重要参与者包括易迅网、亚马逊中国、当当网、国美电商等，它们同属B2C领域的第二集团。从整体上看，天猫、京东领先地位稳固，第二集团B2C竞争激烈，行业市场格局稳定。

艾瑞咨询认为，未来中国B2C市场“两超多强”的竞争格局将持续演进，天猫和京东在中国B2C市场中的领先地位短期内难以被撼动，而其它B2C企业依托用户流量、供应链优势和差异化发展模式将在市场中获得或保持自己的一席之地。

艾瑞报告



2013年海外移动网络购物...
本报告通过桌面调查的方式，对海外移动网购的行业用户规模、营收规模及相关企业等多方面数据进行深入调研和...>>详情

2013年海外移动网络购物研究报告简版
2013年中国生鲜电商发展简报
2014年P2P小额信贷典型模式案例研究报告
2013年中国在线旅游媒体案例研究报告-酷讯旅...
2013Q3当当网企业研究报告

数据发布

艾瑞iVideoTracker：2014年1月网络视频收视数...
艾瑞iUserTracker：2014年1月在线电视台行业...
艾瑞iUserTracker：2014年1月影音播放软件行...
艾瑞iUserTracker：2014年1月新闻门户网站行...
艾瑞iUserTracker：2014年1月时尚网站行业数据

中国无人机消雾试验

谷歌智能手表将推出


中移动强推五模
手机

5-1

艾瑞咨询：2013年移动购物市场交易规模1676.4亿元，渗透率增长迅速

来源：艾瑞咨询 作者：分析师 杨阳 2014-1-9 17:50:09

2013年中国移动购物市场交易规模1676.4亿元，同比增长165.4%，在我国的网络覆盖系统日趋完善和移动终端的普及程度逐渐加深的环境下，移动网购市场继续保持高速增长。

2013年中国移动购物市场规模1676.4亿元，增势迅猛

艾瑞最新统计数据显示，2013年移动网购整体交易规模1676.4亿元，同比增幅高达165.4%，而同期PC端网购规模将近16000多亿元，同比增速35.7%。预计2017年市场规模将近万亿，增速39.4%。

艾瑞分析认为，移动互联势不可挡，移动购物逐渐成为网民购物首选方式之一。移动网购的高速发展主要得益于以下原因：一方面，传统电商巨头着重培养用户移动端使用习惯，加强用户体验，加大移动端促销力度，双十一电商购物节中也推出移动端专属活动，淘宝客户端推出手机用户专属红包，京东、易迅、苏宁等推出手机专属优惠券，鼓励用户向移动端分流，双十一当天手机淘宝在支付宝的成交金额达到53.5亿元。手机淘宝的单日用户使用次数达到1.27亿次，与去年双十一当日成交额相比增长了457.3%。腾讯电商透露的数据，11月11日全天，易迅微信卖场下单量突破8万单，占易迅全站订单总量的13%。在京东双十一当天680万订单中，移动端订单量占比15%。另一方面，我国的网络覆盖系统日趋完善，更多手机、平板电脑的用户开始利用碎片时间，移动网购成为用户填补碎片时间的一大选择。同时，PC端网购增速逐渐放缓，移动市场成为电商企业新增长点，也促使移动网购市场成为各电商企业追逐争夺的目标。

China mobile shopping market transaction volume from 2011 to 2017


2011-2017年中国移动购物市场交易规模
15000
10000
5000
0
426.1%
440.8%
165.4%
91.1%
54.6%
44.6%
39.4%
116.8
631.7
1676.4
3203.4
4953.1
7162.5
9984.7
2011
2012
2013e
2014e
2015e
2016e
2017e
交易规模（亿元）
增长率（%）
来源：综合企业财报及专家访谈，根据艾瑞统计模型核算。
©2014.1 iResearch Inc.
www.iresearch.com.cn

根据艾瑞统计数据，2013年中国移动网购渗透率9.1%，同比去年增长超过四个百分点，预计到2017年移动购物渗透率达到24.1%。

艾瑞分析认为，未来几年移动购物渗透率的逐年提高得益于移动网购产业链上下游的成熟，以及传统电商企业在移动端布局完善、推广力度加强。产业链方面，根据著名摩尔定律，智能终端已经呈现出硬件成本变低，性能却越来越强大的趋势，市场中满足网购需求的“千元智能机”得到普及，用户在终


O2O时代
传统企业互联网化的策略
营销实战培训
2014年4月11日 上海

艾瑞研究

艾瑞专栏



两个案例，生鲜电商这样玩
对于生鲜而言这是一种即可以整体预售又可以增强互动的方式，没想到的是这种模式首先出现在了淘宝。


2014
互联网研究方法分享会
满意度全流程管理
助力企业有效破解持续引流与变现难题
4月2日

精彩图文



6-1

iResearch 艾瑞咨询集团

2012年网络购物市场监测数据

CAGR from January to December

市场规模 | 市场结构 | 市场份额 | 用户规模 | 用户访问

中国网络购物向三四线城市下沉

2012年广东省网购订单量超过6亿单，稳居中国各省份订单量首位，江苏、浙江均超过4亿单，排在二、三位；网购订单量在一线沿海城市的占比呈逐步增长趋势。

2012年宁夏网购订单量复合增长率居首，且2012年月复合增长超过30%，青海、贵州紧随其后；区域电商新增长点正向三四线城市延伸。

EcommercePlus—2012年中国网购订单量Top10省份

排名	省份	1-12月累计订单量（万单）	1-12月复合增长率（%）
1	广东	61231	4.1%
2	江苏	43860	5.0%
3	浙江	40500	2.5%
4	山东	32258	5.7%
5	河南	22458	3.9%
6	福建	21791	3.4%
7	上海	19990	6.0%
8	河北	19480	5.0%
9	湖北	18174	8.3%
10	湖南	17404	3.1%

EcommercePlus—2012年中国网购订单量复合增长率Top10省份 → Top10 provinces in terms of online retail order compound average growth rate in China for 2012

排名	省份	1-12月复合增长率（%）	1-12月累计订单量（万单）
1	Ningxia 宁夏	31.8%	736
2	Qinghai 青海	25.8%	548
3	Guizhou 贵州	16.3%	2686
4	海南	15.0%	2475
5	吉林	12.1%	7970
6	天津	9.7%	6754.0
7	安徽	9.2%	13262
8	湖北	8.3%	18174
9	黑龙江	7.4%	9346
10	广西	6.9%	13258

注释：订单量月复合增长率={[（报告期相应省份订单量/基期相应省份订单量）^（1/11）]-1}*100%。
来源：EcommercePlus. 家庭办公版 2012.12，基于对40万名家庭及办公（不含公共上网地点）样本网络行为的长期监测数据获得。

7-1

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Key: Related Analysis | Chart this Row | Company Shares | Brand Shares | Grocery vs Non-grocery

Change View		2008	2009	2010	2011	2012	2013	2014	2015
China									
	Retailing	6,162,415.9	6,730,073.9	7,651,816.1	8,758,635.7	9,772,975.0	10,843,976.9	*12,130,777.5*	*13,593,554.6*

→ China total retail sales

Category definitions | Region definitions | Calculation variables

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Company Shares
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Grocery vs Non-grocery

Market Sizes | Historic | Retail Value RSP excl Sales Tax US$ mn | Current Prices

Key: Related Analysis Chart this Row Company Shares Brand Shares Grocery vs Non-grocery

Change View		2008	2009	2010	2011	2012
USA						
	Retailing	2,592,345.6	2,534,913.6	2,587,270.9	2,663,634.6	2,747,980.3

← US total retail sales

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- Market Sizes
- Company Shares
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Company Shares (by Global Brand Owner) Historic | Retail Value RSP excl Sales Tax | % breakdown

Key: ⊡ Related Analysis

China

Retailing	2012
Alibaba Group Holding Ltd	2.0
China Resources Enterprise Co Ltd	1.1
Suning Appliance Co Ltd	0.9
GOME Electrical Appliances Holding Ltd	0.8
Auchan Group SA	0.8
Wal-Mart Stores Inc	0.7
Bailian Group Co Ltd	0.7
360buy.com	0.6
Carrefour SA	0.4
Dashang Group Co Ltd	0.4
Bella International Holdings Ltd	0.3
Bright Food (Group) Co Ltd	0.3
Amway Corp	0.3
Sanpower Group	0.3
Yonghui Superstores Group	0.2
Chongqing General Trading Group	0.2
Shenzhen A-Best Supermarket Co Ltd	0.2
Beijing Wangfujing Department Store Co Ltd	0.2
Parkson Holdings Bhd	0.2
Seven & I Holdings Co Ltd	0.2

→ China top 20 retailer market share

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Company Shares (by Global Brand Owner) Historic | Retail Value RSP excl Sales Tax | % breakdown

Key: Related Analysis

USA

Retailing	2012
Wal-Mart Stores Inc	11.7
CVS Caremark Corp	3.2
Kroger Co	3.7
Walgreen Co	2.6
Target Corp	2.6
Costco Wholesale Corp	2.2
Home Depot Inc, The	1.6
Sears Holdings Corp	1.3
Lowes-Manhattan Pty Ltd	1.3
Best Buy Co Inc	1.2
Safeway Inc	1.2
Royal Ahold NV	1.1
Amazon.com Inc	1.0
Publix Super Markets Inc	1.0
Macys Inc	1.0
Rite Aid Corp	1.0
Supervalu Inc	0.9
Apple Inc	0.8
TJX Cos Inc, The	0.7
Kohl's Corp	0.7

→ US top 20 retailer market share

9-1

第三部分　相关说明

1. **网民**：中国互联网络信息中心（CNNIC）对网民的定义为：平均每周使用互联网至少 1 小时的 6 周岁以上中国公民。

2. **手机上网网民**：指将手机作为终端接入互联网，并通过互联网进行彩铃彩信下载、收发邮件、浏览新闻、在线聊天等网络服务行为的网民。

3. **网站**：指有独立域名的 web 站点，其中包括 CN 和通用顶级域名（gTLD）下的 web 站点。此处的独立域名指的是每个域名最多只对应一个网站"WWW.+域名"。如：对域名 cnnic.cn 来说，它只有一个网站 www.cnnic.cn，并非它有 whois.cnnic.cn、mail.cnnic.cn……等多个网站，它们只被视为网站 www.cnnic.cn 的不同频道。

4. **上网计算机**：指至少有 1 人通过该台计算机连入互联网络。

5. **静态网页**：指 URL 中不含？和输入参数的网页，包括：*.htm、*.html、*.shtml、*.txt、*.xml 等。

6. **动态网页**：指 URL 中含？或输入参数的网页，包括：ASP，PHP，PERL，CGI 等在 Server 方进行处理的网页。

7. **网页的编码形式**：分为简体中文、繁体中文、英文和其他。其统计方法是根据网页本身的信息分析得到的，而不是通过一个网页在 HTML 中的声明来判断的。

8. **网页的内容形式**：分为文本、图像、音频和视频。其统计方法是通过文件后缀获得的。关于图像、音频、视频的文件后缀定义标准参考了 MIME 标准。

9. **网页的更新周期**：指网页的最后更新日期与当前时间之间的时间差。

10. 关于中国东中西部地区划分如下：

    东部：北京、天津、河北、辽宁、上海、江苏、浙江、福建、山东、广东和海南；

    中部：山西、吉林、黑龙江、安徽、江西、河南、湖北和湖南；

    西部：内蒙古、广西、重庆、四川、贵州、云南、西藏、陕西、甘肃、青海、宁夏和新疆。

11. 除非明确指出，本报告中的数据均不包括香港、澳门、台湾地区在内。

12. 本次调查统计数据截止日期为 2006 年 12 月 31 日。

Data in this survey is as of December 31, 2006

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二、网民行为意识调查结果

*注：以下结果中题号前加注*者为电话抽样调查结果，没有*者为网上联机调查结果。*

（一）网民个人信息

*1．网民的性别分布：男性占 58.3%，女性占 41.7%，如图 4.1 所示：


女性
41.7%
男性
58.3%
数据来源：中国互联网络信息中心（CNNIC）

图 4.1 网民的性别分布

*2．网民的年龄分布，如表 4.15 和图 4.2 所示： Internet users breakdown in terms of age

表 4.15 网民的年龄分布

18 岁以下	18～24 岁	25～30 岁	31～35 岁	36～40 岁	41～50 岁	51～60 岁	60 岁以上
17.2%	35.2%	19.7%	10.4%	8.2%	6.2%	2.2%	0.9%

Below 18 / 18-24 / 25-30 / 31-35 / 36-40 / 41-50 / 51-60 / 60 and above


60岁以上
0.9%
18岁以下
17.2%
51～60岁
2.2%
41～50岁
6.2%
36～40岁
8.2%
31～35岁
10.4%
25～30岁
19.7%
18～24岁
35.2%
数据来源：中国互联网络信息中心（CNNIC）

图 4.2 网民的年龄分布

*3．网民的婚姻状况：未婚占 57.8%，已婚占 42.2%，如图 4.3 所示：

9-1

二、网民属性

（一）性别结构

截至 2013 年 12 月，中国网民男女比例为 56:44，与 2012 年情况基本保持一致。庞大的网民基数影响下中国网民性别比例保持基本稳定。


网民性别结构
60%
40%
20%
0%
55.8%
56.0%
44.2%
44.0%
男
女
2012
2013

来源：CNNIC 中国互联网络发展状况统计调查 2013.12

图 8 中国网民性别结构

（二）年龄结构

截至 2013 年 12 月，我国 20-29 岁年龄段网民的比例为 31.2%，在整体网民中占比最大，和 2012 年底网民结构一致。而低龄和高龄网民略有提升，这意味着互联网的普及继续深入。


网民年龄结构 → Internet Users breakdown in terms of age
40%
30%
20%
10%
0%
1.7%
1.9%
24.0%
24.1%
30.4%
31.2%
25.3%
23.9%
12.4%
12.1%
4.4%
5.1%
1.8%
1.9%
10岁以下
below 10
10-19岁
10-19
20-29岁
20-29
30-39岁
30-39
40-49岁
40-49
50-59岁
50-59
60岁及以上
60 and above
2012
2013

来源：CNNIC 中国互联网络发展状况统计调查 2013.12

图 9 中国网民年龄结构

9.1

Below 500 / 501-1000 / 1001-1500 / 1501-2000 / 2001-2500 / 2501-3000

*6．网民的个人月收入分布，如表 4.18 所示：

表 4.18　　　　网民的个人月收入分布 → Internet users breakdown in terms of monthly individual income

500 元以下	501～1000 元	1001～1500 元	1501～2000 元	2001～2500 元	2501～3000 元
25.3%	18.1%	13.6%	11.2%	6.1%	7.6%
3001～4000 元	4001～5000 元	5001～6000 元	6001～10000 元	10000 元以上	无收入
4.8%	4.1%	1.6%	1.8%	1.6%	4.2%

3001-4000 / 4001-5000 / 5001-6000 / 6001-10000 / 10000 and above / none

（二）网民对互联网的使用情况及满意度

*1．网民上网的主要地点（多选题），如表 4.19 和图 4.5 所示：

表 4.19　　　　网民主要上网地点分布

家　里	工作场所	网　吧	学　校	公共场所	其　他
76.0%	33.4%	32.3%	12.6%	0.9%	0.2%


80%
60%
40%
20%
0%
76.0%
33.4%
32.3%
12.6%
0.9%
0.2%
家里
工作场所
网吧
学校
公共场所
其他
数据来源：中国互联网络信息中心（CNNIC）

图 4.5 网民主要上网地点分布

*2．除免费上网网民外的网民每月实际花费的上网费用：83.5 元

注：此费用指的是上网费和用于上网的电话费，不包括其他的日常电话费用。

*3．网民平均每周上网时间：16.9 小时

*4．网民通常在什么时间上网（多选题），如表 4.20 所示：

表 4.20　　　　网民通常上网的时间段分布

0 点	1 点	2 点	3 点
16.9%	5.7%	4.3%	2.8%
4 点	5 点	6 点	7 点
2.2%	1.8%	1.9%	2.9%

9-1


网民个人月收入结构
Internet users breakdown in terms of monthly individual income
0%
10%
20%
None 无收入 8.4% 9.7%
RMB 500 or below 500元以下 14.2% 11.1%
RMB 501-1000 501-1000元 12.3% 13.3%
RMB 1001-1500 1001-1500元 8.2% 8.8%
RMB 1501-2000 1501-2000元 10.1% 10.7%
RMB 2001-3000 2001-3000元 18.0% 17.8%
RMB 3001-5000 3001-5000元 18.4% 15.8%
RMB 5001-8000 5001-8000元 5.6% 7.7%
RMB 8000 or above 8000元以上 4.7% 5.1%
2012
2013
来源：CNNIC 中国互联网络发展状况统计调查
2013.12

图 12 中国网民个人月收入结构

三、接入方式

（一）上网设备

2013 年，我国网民中使用手机上网的网民比例继续保持增长，从 74.5%上升至 81.0%，增长 6.5 个百分点。通过台式电脑和笔记本电脑上网的网民比例则略有降低。

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http://data.stats.gov.cn/workspace/index;jsessionid=0B51F9743DDFF37CE120B25E5FA

National data 国家数据

Annual Data → 年度数据

人民生活 ← National Lives

城乡居民家庭人均收入及恩格尔系数 ← per capita income of urban and rural households and Engel coefficient

地区：全国

查询时间：2008年 - 2012年

指标	2012年	2011年	2010年	2009年	2008年
城镇居民家庭人均可支配收入(元)	24,564.7	21,809.8	19,109.4	17,174.7	15,780.8
城镇居民家庭人均可支配收入指数(1978=100)	1,146.7	1,046.3	965.2	895.4	815.7
农村居民家庭人均纯收入(元)	7,916.6	6,977.3	5,919.0	5,153.2	4,760.6
农村居民家庭人均纯收入指数(1978=100)	1,176.9	1,063.2	954.4	860.6	793.2
城镇居民家庭恩格尔系数(%)	36.2	36.3	35.7	36.5	37.9
农村居民家庭恩格尔系数(%)	39.3	40.4	41.1	41.0	43.7

2012 ↑ ; 2008 ←

per capita disposable income of urban households (RMB)

注：1. 城乡居民收支数据来源于城镇住户抽样调查资料和农村住户抽样调查资料。
2. 从2002年起，城镇住户调查对象由原来的城市市区和县城关镇的非农业居民家庭改为居住在该城区域范围内的常住户。

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http://data.stats.gov.cn/workspace/index?m=hgyd 国家数据

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查数 CHASHU 如：2012年 北京 GDP 搜索

统计热词 gdp 人口 cpi 出口 房价 总人口 社会消费品零售总额 固定资产 货币 ppi

Monthly data

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指标

- 指标
  - 价格指数
  - 工业
  - 固定资产投资(不含农户)
  - 房地产
  - 国内贸易
  - 对外经济
  - 交通运输
  - 邮电通信
  - 采购经理指数
  - 财政
  - 金融

地区：全国 查询时间：2013年 12月 - 2013年 12月 刷新

指标	2013年12月 (December 2013)
居民消费价格指数(上年同月=100) Consumer price index (same month of last year rebased to 100)	102.5
食品类居民消费价格指数(上年同月=100)	104.1
烟酒及用品类居民消费价格指数(上年同月=100)	99.6
衣着类居民消费价格指数(上年同月=100)	102.1
家庭设备用品及维修服务类居民消费价格指数(上年同月=100)	101.4
医疗保健和个人用品类居民消费价格指数(上年同月=100)	100.9
交通和通信类居民消费价格指数(上年同月=100)	99.9
娱乐教育文化用品及服务类居民消费价格指数(上年同月=100)	102.9
居住类居民消费价格指数(上年同月=100)	102.8

注：居民消费价格八大类在2000年及以前不含服务项目，2000年及以前服务项目为单列大类。

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http://data.stats.gov.cn/workspace/index?m=hgyd

国家数据

English

National
data 国家数据

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查数 CHASHU

搜索

统计热词: gdp 人口 cpi 出口 房价 总人口 社会消费品零售总额 固定资产 货币 ppi

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monthly data

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指标

- 指标
  - 价格指数
  - 工业
  - 固定资产投资(不含农户)
  - 房地产
  - 国内贸易
  - 对外经济
  - 交通运输
  - 邮电通信
  - 采购经理指数
  - 财政
  - 金融

地区：全国　　查询时间：2012年 12月 - 2012年 12月　刷新

指标	2012年12月 *→ December 2012*
居民消费价格指数(上年同月=100) *Consumer Price Index (same month of last year rebased to (100))*	102.5
食品类居民消费价格指数(上年同月=100)	104.2
烟酒及用品类居民消费价格指数(上年同月=100)	101.5
衣着类居民消费价格指数(上年同月=100)	101.9
家庭设备用品及维修服务类居民消费价格指数(上年同月=100)	101.7
医疗保健和个人用品类居民消费价格指数(上年同月=100)	101.7
交通和通信类居民消费价格指数(上年同月=100)	100.0
娱乐教育文化用品及服务类居民消费价格指数(上年同月=100)	101.1
居住类居民消费价格指数(上年同月=100)	103.0

注：居民消费价格八大类在2000年及以前不含服务项目，2000年及以前服务项目为单列大类。

(11-1)

http://data.stats.gov.cn/workspace/index?m=hgyd — 国家数据

National data 国家数据

首页 | 月度数据 | 季度数据 | 年度数据 | 普查数据 | 地区数据 | 部门数据 | 国际数据 | 可视化产品 | 出版物 | 帮助

查数 CHASHU — 如：2012年 北京 GDP — 搜索

统计热词: gdp 人口 cpi 出口 房价 总人口 社会消费品零售总额 固定资产 货币 ppi

首页 > 月度数据 > 简单查询

(monthly data)

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指标

▼指标
- ▶价格指数
- ▶工业
- ▶固定资产投资(不含农户)
- ▶房地产
- ▶国内贸易
- ▶对外经济
- ▶交通运输
- ▶邮电通信
- ▶采购经理指数
- ▶财政
- ▶金融

地区： 全国

查询时间： 2011年 12月 - 2011年 12月 刷新

指标	2011年12月 (→ December 2011)
居民消费价格指数(上年同月=100) *Consumer price index (same month of last year rebased to 100)*	104.1
食品类居民消费价格指数(上年同月=100)	109.1
烟酒及用品类居民消费价格指数(上年同月=100)	103.9
衣着类居民消费价格指数(上年同月=100)	103.8
家庭设备用品及维修服务类居民消费价格指数(上年同月=100)	102.5
医疗保健和个人用品类居民消费价格指数(上年同月=100)	102.8
交通和通讯类居民消费价格指数(上年同月=100)	100.3
娱乐教育文化用品及服务类居民消费价格指数(上年同月=100)	100.1
居住类居民消费价格指数(上年同月=100)	102.1

注： 居民消费价格八大类在2000年及以前不含服务项目，2000年及以前服务项目为单列大类。

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TABLE O.1 China: Projected growth pattern assuming steady reforms and no major shock

Indicator	1995–2010	2011–15	2016–20	2021–25	2026–30
GDP growth (percent per year)	9.9	8.6	7.0	5.9	5.0
Labor growth	0.9	0.3	−0.2	−0.2	−0.4
Labor productivity growth	8.9	8.3	7.1	6.2	5.5
Structure of economy (end of period, %)					
Investment/GDP ratio	49	42	38	36	34
Consumption/GDP ratio	47	56	60	63	66
Industry/GDP ratio	46.7	43.8	41.0	38.0	34.6
Services/GDP ratio	43.1	47.6	51.6	56.1	61.1
Share of employment in agriculture	36.7	30.0	23.7	18.2	12.5
Share of employment in services	34.6	42.0	47.6	52.9	59.0

Sources: NBSC and DRC.

the coast and the interior will narrow. Second, migrant wages will continue to rise rapidly, reducing the income gap with urban residents. The role of policy will be to support these structural forces by increasing the equality of opportunity (see chapter 6). Third, even though the urbanization rate is expected to continue its rise, rural-urban migration will gradually slow over the period as the structural shift from agriculture to manufacturing eases, and the rural-urban wage gap narrows (the urban-rural income ratio is expected to fall from 3.2 : 1 in 2010 to 2.4 : 1 in 2030).

At the same time, rising educational standards and brisk growth in tertiary education is rapidly increasing the numbers of skilled workers and helping China move up the value chain, and this process is likely to accelerate in coming decades. The growing skill base will facilitate a further shift in production from labor-intensive to skill-intensive activities and an increase in the pace of innovation. Indeed, just as in the 1980s and 1990s when hundreds of millions of unskilled Chinese workers joined the global labor force as part of China's "opening up" strategy, so too will tens of millions of tertiary-educated Chinese workers join the global workforce to significantly expand the global supply of skill-intensive products. Indeed, the number of college graduates could swell by 200 million over the next two decades—more than the entire labor force of the United States.[9]

At the same time, China's existing comparative advantage in low unit labor costs will shrink gradually. Rapidly rising real wages for unskilled workers in coastal provinces are encouraging firms to relocate to neighboring interior provinces where labor and land are more plentiful and relatively cheap. Thanks to continuous improvements in connective infrastructure between the interior and major cities and ports, the incremental transport costs from interior locations will be outweighed by the benefits of lower input costs.

The rise in wages associated with increased productivity will continue to spur rapid expansion in the ranks of the middle class, which, in turn, will increase consumption of consumer durables and raise the share of consumption in GDP. And, as international experience shows, a growing middle class will also act as a catalyst for improved governance, better delivery of public services, and the empowerment of civil society.

And finally, China's urbanization—a driver of much of China's increased global competitiveness—is poised to grow rapidly. Over the coming two decades, the increase in the urban population will be the equivalent of more than one Tokyo or Buenos Aires each year as the share of urban residents in the total population climbs from about one-half to near two-thirds in 2030.[10] This will act as another powerful driver of growth, although much will depend on how well

countries, with their application in commercial and mass production usually transferred to developing countries. This pattern is likely to continue; adoption, adaptation, and mastery of existing technologies will remain an important growth driver in developing countries. At the same time, however, as emerging markets develop their own technological capability, new and disruptive technologies will appear in the developing world and raise the chance of "leapfrogging" over advanced countries in a few areas.

Major Trends within China

Just as growth is expected to slow in some emerging markets over the coming two decades, many signs point to a growth slowdown in China as well (Liu et al. 2011). Indeed, we expect GDP growth to decline gradually from an average near 8.5 percent in 2011–15 to around 5 percent in 2026–30 (see table O.1). One reason for the slowdown is that much of the growth contribution from shifting resources from agriculture to industry has already occurred. And going forward, the continued accumulation of capital, although sizable, will inevitably contribute less to growth as the capital-labor ratio rises (even though capital stock per worker, now an estimated 8.7 percent of the U.S. level, underscores the need for further capital accumulation). Moreover, China is poised to go through wrenching demographic change: the old age dependency ratio will double in the next two decades, reaching the current level in Norway and the Netherlands by 2030 (between 22 and 23 percent);[7] and the size of China's labor force is projected to start shrinking as soon as 2015. Yet workers will become more productive as physical and human capital stock per worker continues to rise. Finally, total factor productivity (TFP) growth—a measure of improvements in economic efficiency and technological progress—has also declined, in part because the economy has exhausted gains from first-generation policy reforms and the absorption of imported technologies. As a result, the distance to the technological frontier has shrunk, and second-generation policy reforms are likely to have a smaller impact on growth.[8]

These factors, together with "rebalancing" policies to emphasize domestic growth sources, will contribute to a higher share of services and consumption in the economy and a lower share of exports, savings, and investment. The challenge will be to support these growth and structural transitions while avoiding sudden slowdowns and possible crises.

China's external accounts are expected to show a decline in the trade surplus—export growth will slow as China's global market share rises and markets in advanced countries grow more slowly, while import growth will be driven by continued expansion in domestic demand. At the same time, however, the external capital account will show a rising deficit as Chinese savings flow abroad in search of better returns and to counter protectionist pressures abroad. This trend will serve not only to keep in check further accumulation of external reserves but also to facilitate the transformation of Chinese enterprises into global players.

China's current pattern of development has also placed considerable stress on the environment—land, air, and water—and has imposed increased pressure on the availability of natural resources. The challenge going forward will be to convert these pressures into new sources of growth by adopting a green growth model that taps into new global markets in green technologies while at the same time solving many of China's own pressing environmental concerns. If successful, the energy and commodity intensity of production is expected to decline significantly by 2030 for three reasons: a smaller share of industry in GDP; a smaller share of resource- and pollution-intensive firms in the industrial sector; and better pricing of energy, commodities, and environmental services (see chapter 5).

Income inequality in China, which climbed continuously over the past two decades, is showing some tentative signs of beginning to flatten and possibly even decline. In the coming decades, three underlying structural factors could serve to confirm this inflexion point. First, acceleration of growth in the middle and western regions will continue, so the income gap between

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CHINA'S LOGISTICS: RISING DEMAND BUT A SHORTAGE OF SUPPLY

by Andrew Hatherley, Executive Director, Industrial & Logistics Services, Asia
Danny Ma, Senior Director, CBRE Research, China
Ada Choi, Director, CBRE Research, Asia

Because of its size and rapid growing economy, China is of paramount importance to the global logistics industry. Indeed, for many players, it is currently their key market for development and growth. However, the China logistics sector is also relatively immature. Overseas logistics companies were only permitted to set up wholly-owned business entities in China in 2005, four years after China's accession to membership in the WTO, but many have now expanded their business network across mainland China. Demand for logistics facilities has grown in tandem but the supply of modern logistics space remains limited. Out of China's total stock of 550 million sq m of good quality storage space, only 5.8 million sq m comprises modern logistics facilities[1]. Storage space per capita in China is a mere 0.38 sq m and its ratio to external trades is 0.19 sq m per US$1,000 trade in 2010. Even allowing for the less developed nature of the Chinese economy, with most manufacturing goods targeted for exports, the market is undersupplied with quality space at a time when demand is rising.

Good quality warehouse stock

	Estimated warehouse stock (GFA million sq m)	Ratio to total trade volume (sq m per US$1,000)	Warehouse stock GFA (sq m) per capita
China	550	0.19	0.41
Hong Kong	31	0.04	4.46
Japan	480	0.33	3.78
United States	1,600	0.38	5.16

Source: China Association of Warehouses and Storage, CB Richard Ellis estimates, CIA The World Factbook, Hong Kong Rating & Valuation Dept Property Review 2010

1 Modern logistics facilities meet requirements of modern logistics operation for guaranteed storage safety, optimal/flexible space utilization and high operational efficiency.

Over the next five years it is forecast that China will be the main driver of the global economy, with its contribution to global growth projected to increase from 30% in 2010 to 35% in 2015. China's growing clout as not only a producer but a consumer is altering the manner in which MNCs are drawing up business plans for the coming five years. Against this backdrop, demand for logistics facilities is expected to grow further. However, one major factor inhibiting this growth is the difficulty which specialist industrial developers and owner occupiers are currently encountering, on a nationwide basis, in sourcing land sites for the construction of logistics facilities. As a result, the current supply-demand imbalance is expected to continue in at least the short-term, creating the conditions for logistics assets to appreciate and undergo significant upward rental growth.

The appreciation of logistics rents and the shortage of land for logistics facilities poses a challenge for both the real estate sector and society as a whole, as logistics operators, retailers and manufacturers will factor in higher storage costs in the pricing of goods. The increase in storage costs, which accounts for about one-third of overall logistics costs, or 5.9% of the country's GDP, will add further pressure to the already high rate of inflation in China.

THE SOURCE OF GROWTH IN CHINA

Having served as "the world's factory" for the past 20 years, China is now re-orienting towards becoming, from the perspective of its own residents, the "world's biggest supermarket." The country has been stepping up its efforts to re-direct its model of development to make it less reliant on exports and driven more by the consumer spending of a rising middle class.

© 2011, CB Richard Ellis, Inc.

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other cities, warehousing is predominately in the form of simple concrete boxes. The total stock of modern logistics facilities in China is just 5.8 million sq m, a figure which is disproportionately low for a nation of 1.3 billion people.

While international logistics investors can clearly see that there is ample room for development in China, the future supply pipeline is quite thin due to the fact that investors are faced with difficulty in finding suitable land development sites zoned for logistics use. The major reason for this is the lower preference for allocating land for logistics use by local government authorities.

WHY IS THERE A SHORTAGE OF SITES FOR LOGISTICS FACILITIES?

The sale of development sites for commercial development is the main source of revenue for local governments. However, prices fetched for industrial sites are much lower than those commanded by residential or commercial sites. Local governments thus prefer to allocate residential and commercial zoning rather than industrial zoning when planning new development areas. Even within industrial and high-tech parks, campus offices, factories and R&D facilities are projects that will bring in revenue and boost employment. Local governments can also augment their tax revenues from these businesses. On the other hand, the increase in business flow and employment which directly results from developing storage facilities is limited. In many cases, local authorities simply view logistics as a kind of ancillary service. This, in turn, results in a lower preference on the part of local government authorities to allocate sites for logistics operations. It is not only overseas investors who are confronting this problem, with large State-owned Enterprises (SOEs) facing similar difficulties in obtaining sites for housing their own logistics operations.

Another factor contributing to the shortage of logistics land is land hoarding by many domestic SMEs, which have been acquiring industrial sites over the past few years in anticipation of the continued capital appreciation of land values and the increasing scarcity of land. This trend is most notable in the Hangzhou-Ningbo area of the Yangtze River Delta. SMEs engaged in this practice use part of sites they acquire to construct facilities for self-use

First tier cities: Beijing, Guangzhou, Shanghai and Shenzhen

Coastal Second tier cities: Dalian, Hangzhou, Ningbo, Nanjing, Qingdao, Shenyang and Tianjin

Inland second tier cities: Chengdu, Chongqing, Wuhan and Xi'an

Industrial land price index


Coastal 2nd tier cities
Inland 2nd tier cities
1st tier cities
220
200
180
160
140
120
100
80

Source: CBRE Research

and lease the rest as warehouses to other companies for low rents. The policy that requires industrial land to be transferred only through bidding, auction or listing above a minimum land price commencing from June 2007 has also help pushed industrial land prices up over the past few years. In the past five years, industrial land prices in China appreciated by about 60-70% across the board.

Higher land costs coupled with strong demand have combined to support growth in logistics rentals throughout 2010. Analysed by city, first tier cities have seen a clear downward trend in logistics rents during late 2008 and the first half of 2009 under the impact of the global financial crisis but recovered quickly thereafter. Rentals in Shanghai rebounded 5% in 2010 but are still about 5% lower than the level before the GFC. Beijing's rentals are growing even faster, at a rate of 15.2% in 2010. Brisk absorption also brought a big compression in vacancy which is now around 8% in major logistics parks. Availability is even tighter in areas near key port and airport facilities. We expect that rents will have another 10-15% growth in these cities and vacancy will decline

Logistics rental and vacancy rate - Shanghai vs Beijing


Rental - Shanghai
Rental - Beijing
Vacancy - Shanghai
Vacancy - Beijing
Forecast

CBRE
CB RICHARD ELLIS

© 2011, CB Richard Ellis, Inc.